November 13, 2012	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER POSTPONES RELEASE OF THIRD QUARTER 2012 FINANCIAL
RESULTS FOR 24 HOURS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the “Company”) announces that it will postpone, for 24 hours, the release and filing of its condensed consolidated interim financial statements and Management Discussion and Analysis for the three and nine month periods ended September 30, 2012 (the “Q3 2012 Financial Results”).

Additional time is required to process, review and approve the financial results for the periods; however, this postponement is still within the regulatory timeframe of timely disclosure for financial information.

The Company anticipates releasing its Q3 2012 Financial Results after market close on Wednesday, November 14th followed by a conference call on Thursday, November 15th.

Conference Call Details

The conference call to discuss the financial results is now scheduled for Thursday, November 15, 2012 at 7:00 AM Pacific Standard Time, 10:00 AM Eastern Standard Time. Hosting the call will be Mr. Robert Archer, Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer.

Shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

A replay of the teleconference call will be available until November 29, 2012 by dialing the numbers below. In addition, the call will be archived on the Company's website.

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Replay Passcodes (both are required for playback):
Account #: 286
Conference ID #: 401683

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company’s website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
Chief Executive Officer	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766